Exhibit 99.1

SILVERCORP REPORTS ADJUSTED NET INCOME OF $22.0 MILLION, $0.10 PER SHARE, AND CASH FLOW FROM OPERATIONS OF $44.8 MILLION FOR Q3 FISCAL 2025

Trading Symbol:  TSX/NYSE AMERICAN: SVM

VANCOUVER, BC, Feb. 11, 2025 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reported its financial and operating results for the three months ended December 31, 2024 ("Q3 Fiscal 2025"). All amounts are expressed in US dollars, and figures may not add due to rounding.

HIGHLIGHTS FOR Q3 FISCAL 2025

  Mined 383,543 tonnes of ore, milled 361,810 tonnes of ore, and produced approximately 2,056 ounces of gold, 1.9 million ounces of silver, or approximately 2.1 million ounces of silver equivalent1, plus 17.1 million pounds of lead and 6.7 million pounds of zinc;
  Sold approximately 1,875 ounces of gold, 2.0 million ounces of silver, 17.1 million pounds of lead, and 6.6 million pounds of zinc, for revenue of $83.6 million;
  Net income attributable to equity shareholders of $26.1 million, or $0.12 per share;
  Excluding $11.6 million gain on fair value of derivative liabilities, less $8.9 million one-time non-routine mineral right transfer royalty payment for renewing SGX mining license, and other minor items, the adjusted net income attributable to equity shareholders1 of $22.0 million, or $0.10 per share;
  Generated cash flow from operating activities of $44.8 million;
  Cash cost per ounce of silver, net of by-product credits1, of negative $1.88;
  All-in sustaining cost per ounce of silver, net of by-product credits1, of $12.75;
  Spent and capitalized $17.8 million on underground exploration and development, and $7.5 million on equipment and facilities for the No. 3 tailings storage facility and the new 1,500 tonne per day mill at the Ying Mining District;
  Spent and capitalized $2.1 million at the El Domo and Condor Projects;
  Repaid $13.25 million to Wheaton Precious Metals International Ltd. (Wheaton") to eliminate obligations to deliver 92.3 ounces of gold per month to Wheaton for the El Domo Project;
  Spent $3.7 million on dividends to the shareholders of the Company and on share buyback;
  Existing cash of $211.1 million plus $143.3 million net proceeds raised through an issuance of unsecured convertible senior notes nets the Company with $354.6 million in cash and cash equivalents and short-term investments; the Company also has a stream arrangement to access up to $175.0 million to fund the El Domo project construction, and holds a portfolio of equity investment in associates and other companies with a total market value of $68.9 million as at December 31, 2024; and,
  Awarded the first construction contract of the El Domo Project using "Unit Cost" criteria.
________________________________
[1] Non-IFRS measures, please refer to section 13 of the corresponding MD&A for the three and nine months ended December 31, 2024 for reconciliation.

CONSOLIDATED FINANCIAL RESULTS

	Three months ended December 31,			Nine months ended December 31,
	2024	2023	Changes	2024	2023	Changes
Financial Results
Revenue (in thousands of $)	$ 83,614	$ 58,508	43%	223,782	172,506	30%
Mine operating earnings (in thousands of $)	29,230	23,307	25%	97,405	67,551	44%
Net income (loss) attributable to equity holders (in thousands of $)	26,130	10,510	149%	65,775	30,777	114%
Earnings (loss) per share - basic ($/share)	0.12	0.06	102%	0.33	0.17	94%
Adjusted earnings attributable to equity holders (in thousands of $)	21,963	11,452	92%	60,342	35,498	70%
Adjusted earnings per share - basic ($/share)	0.10	0.06	56%	0.30	0.20	51%
Net cash generated from operating activities (in thousands of $)	44,847	23,607	90%	107,930	81,332	33%
Capitalized expenditures (in thousands of $)	25,255	19,635	29%	72,968	50,609	44%
Production Data
Ore Mined (tonnes)	383,543	345,273	11%	1,088,830	921,958	18%
Ore Milled (tonnes)
Gold Ore	21,912	12,726	72%	47,463	36,419	30%
Silver Ore	339,898	299,774	13%	919,248	832,283	10%
	361,810	312,500	16%	966,711	868,702	11%
Metal Production
Gold (ounces)	2,056	1,342	53%	4,385	5,352	(18) %
Silver (in thousands of ounces)	1,946	1,684	16%	5,318	5,054	5%
Silver equivalent (in thousands of ounces)	2,119	1,795	18%	5,672	5,520	3%
Lead (in thousands of pounds)	17,087	16,763	2%	45,908	50,644	(9) %
Zinc (in thousands of pounds)	6,668	7,404	(10) %	18,913	18,826	— %
Cost Data
Production cost ($/tonne)	77.95	74.26	5%	80.15	77.57	3%
All-in sustaining production cost ($/tonne)	150.30	136.86	10%	145.71	139.79	4%
Cash cost per ounce of silver, net of by-product credits ($)	(1.88)	(0.96)	(96) %	(1.46)	(0.74)	(97) %
All-in sustaining cost per ounce of silver, net of by-product credits ($)	12.75	11.33	13%	11.46	10.72	7%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Gold ($/ounce)	2,322	1,718	35%	2,198	1,754	25%
Silver ($/ounce)	27.20	20.14	35%	26.70	19.74	35%
Lead ($/pound)	0.94	0.87	8%	0.98	0.86	14%
Zinc ($/pound)	1.22	0.82	49%	1.12	0.81	38%
Financial Position as at	December 31, 2024	September 30, 2024	Changes	December 31, 2024	March 31, 2024	Changes
Cash and cash equivalents and short-term investments (in thousands of $)	$ 354,647	$ 209,505	69%	$ 354,647	184,891	92%
Working capital (in thousands of $)	300,211	162,312	85%	300,211	154,744	94%

Net income attributable to equity shareholders of the Company in Q3 Fiscal 2025 was $26.1 million or $0.12 per share, compared to net income of $10.5 million or $0.06 per share in the three months ended December 31, 2023 ("Q3 Fiscal 2024").

Compared to Q3 Fiscal 2024, the Company's consolidated financial results were mainly impacted  by i) increases of 35%, 35%, 8% and 49%, respectively, in the realized selling prices for gold, silver, lead and zinc; ii) increases of 40%, 15% and 5%, respectively, in gold, silver and lead sold; iii) a $11.6 million gain on the fair value of derivative liabilities; iv) a decrease of $5.3 million in share of loss in associates,  offset by v) a decrease of 10% in zinc sold; vi) an increase of 11.9 million in government fees and other taxes, vii) a decrease of $4.7 million in gain on investments, and viii) an increase of $2.2 million in mine and corporate administrative expenses.

Excluding $11.6 million gain on fair value of derivative liabilities, less $8.9 million one-time  non-routine mineral right transfer royalty payment for renewing SGX mining license, and other minor items, the adjusted net income attributable to equity shareholders was $22.0 million or $0.10 per share compared to $11.5 million or $0.06 per share in Q3 Fiscal 2024.

Revenue in Q3 Fiscal 2025 was $83.6 million, up 43% compared to $58.5 million in Q3 Fiscal 2024. The increase is mainly due to an increase of $16.8 million arising from the increase in the realized selling prices and an increase of $8.7 million arising from the increase of gold, silver and lead sold, offset by a decrease of $0.9 million as a result of less zinc sold.

Income from mine operations in Q3 Fiscal 2025 was $29.2 million, up 25% compared to $23.3 million in Q3 Fiscal 2024. The increase was mainly due to the increase in revenue arising from the increases in the net realized metal selling prices and more metals sold. Income from mine operations at the Ying Mining District was $25.4 million, compared to $21.5 million in Q3 Fiscal 2024. Income from mine operations at the GC Mine was $4.4 million, compared to $1.9 million in Q3 Fiscal 2024.

Cash flow provided by operating activities in Q3 Fiscal 2025 was $44.8 million, up $21.2 million, compared to $23.6 million in Q3 Fiscal 2024. The increase was due to:

  $34.8 million cash flow from operations before changes in non-cash operating working capital, up $11.0 million compared to $23.7 million in Q3 Fiscal 2024; and
  $10.0 million cash from changes in non-cash working capital, compared to $0.1 million provided in Q3 Fiscal 2024.

The Company ended the quarter with cash, cash equivalents and short term investments of $354.6 million, up 92% or $169.8 million compared to $184.9 million as at March 31, 2024, and up 69% or $145.1 million compared to $209.5 million as at September 30, 2024. The Company holds a further equity investment portfolio in associates and other companies with a total market value of $68.9 million as at December 31, 2024.

CONSOLIDATED OPERATIONAL RESULTS

In Q3 Fiscal 2025, on a consolidated basis, the Company mined 383,543 tonnes of ore, up 11% compared to 345,273 tonnes in Q3 Fiscal 2024. Ore milled was 361,810 tonnes, up 16% compared to 312,500 tonnes in Q3 Fiscal 2024.

In Q3 Fiscal 2025, the Company produced approximately 2,056 ounces of gold, 1.9 million ounces of silver, or approximately 2.1 million ounces of silver equivalent, plus 17.1 million pounds of lead and 6.7 million pounds of zinc, representing increases of 53%, 16%, 18%and 2% in gold, silver, silver equivalent, and lead, and a decrease of 10% in zinc over Q3 Fiscal 2024. The increase is mainly due to the increase in ore production offset by lower lead and zinc head grades achieved.

In Q3 Fiscal 2025, the consolidated mining costs were $63.82 per tonne, up 7% compared to $59.43 per tonne in Q3 Fiscal 2024. The increase was mainly due to more mining preparation tunnels and grade control drilling completed and expensed as part of the mining costs in the current quarter. The consolidated milling costs were $11.61 per tonne, down 7% compared to $12.44 per tonne in Q3 Fiscal 2024. Correspondingly, the consolidated production costs per tonne of ore processed were $77.95 per tonne, up 5% compared to $74.26 per tonne in Q3 Fiscal 2024, while the all-in sustaining production costs per tonne of ore processed were $150.30 per tonne, up 10% compared to $136.86 per tonne in Q3 Fiscal 2024. The increase was mainly due to an increase of 5% in the production costs per tonne and an increase of 3% in the sustaining capital expenditures per tonne.

In Q3 Fiscal 2025, the consolidated cash costs per ounce of silver, net of by-product credits, were negative $1.88, compared to negative $0.96 in Q3 Fiscal 2024. The decrease was mainly due to an increase of $6.3 million in by-product credits partially offset by the 5% increase in production costs per tonne. The consolidated all-in sustaining costs per ounce of silver, net of by-product credits, were $12.75, up 13% compared to $11.33 in Q3 Fiscal 2024. The increase was mainly due to an increase of $6.4 million in general administrative expenses, sustaining capital expenditures, and mineral resources tax, as well as government fees and other taxes offset by the decrease in the cash costs per ounces of silver, net of by-product credits as discussed above.

EXPLORATION AND DEVELOPMENT

	Capitalized expenditures						Plant and equipment	Total Capital expenditures	Expensed
	Ramp, Development Tunneling, and other		Exploration Tunneling		Exploration Drilling				Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Q3 Fiscal 2025
Ying Mining District	9,742	$ 6,570	18,947	$ 6,954	15,979	$ 536	$ 7,007	$ 21,067	15,755	39,568
GC Mine	540	340	2,644	992	8,129	173	289	1,794	3,395	2,554
El Domo	—	1,803	—	—	—	—	—	1,803	—	—
Condor	—	273	—	—	—	—	—	273	—	—
Other	—	120	—	—	—	—	198	318	—	—
Consolidated	10,282	9,106	21,591	7,946	24,108	709	7,494	25,255	19,150	42,122

Q3 Fiscal 2024
Ying Mining District	3,986	$ 2,651	23,834	$ 9,612	39,085	$ 1,338	$ 3,679	$ 17,280	10,010	24,693
GC Mine	81	108	3,747	1,688	10,912	250	218	2,264	2,145	12,327
Other	—	82	—	—	—	—	9	91	—	—
Consolidated	4,067	2,841	27,581	11,300	49,997	1,588	3,906	19,635	12,155	37,020

Total capital expenditures in Q3 Fiscal 2025 were $25.3 million, up 29% compared to $19.6 million in Q3 Fiscal 2024. The increase was mainly due to more tunneling completed and the construction of the No. 3 tailings storage facility ("TSF") and mill expansion at the Ying Mining District, as well as additional expenditures incurred at the newly acquired El Domo Project and Condor Project. The construction of the Phase 1 of the TSF and mill expansion at the Ying Mining District were completed in Q3 Fiscal 2025 on time and under budget.

As announced in the Company's news release dated January 7, 2025, the Company has made substantial progress in advancing the construction of the El Domo Project, including awarding the first major commercial contract to CCRC 14 Bureau Group Co. Ltd. ("CCRC14"). Total expenditures incurred and capitalized at the El Domo Project were $1.8 million in the current quarter, and $4.3 million since the acquisition.

At the Condor Project, the Company has been diligently working to reorganize the Condor operational structure, conduct a mineral resource review to assess future development plans, and initiate site control activities. Total capital expenditures incurred and capitalized at the Condor project were $0.3 million in the current quarter and $0.8 million since the acquisition.

In Q3 Fiscal 2025, on a consolidated basis, a total of 66,230 metres or $2.0 million worth of diamond drilling were completed (Q3 Fiscal 2024 –  87,017 metres or $2.4 million), of which approximately 42,122 metres or $1.4 million worth were expensed as part of mining costs (Q3 Fiscal 2024 – 37,020 metres or $0.7 million) and approximately 24,108 metres or $0.6 million worth were capitalized (Q3 Fiscal 2024 – 49,997 metres or $1.6 million). In addition, approximately 19,150 metres or $5.0 million worth of preparation tunneling were completed and expensed as part of mining costs (Q3 Fiscal 2024 – 12,155 metres or $4.5 million), and approximately 31,873 metres or $14.9 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q3 Fiscal 2024 – 31,648 metres or $14.1 million).

The Kuanping Project has received all required permits and licenses and is now ready for construction.

INDIVIDUAL MINE OPERATING PERFORMANCE

Ying Mining District	Q3 F2025	Q2 F2025	Q1 F2025	Q4 F2024	Q3 F2024	Nine Months ended December 31
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	2024	2023
Ore Production (tonnes)
Ore mined	297,246	272,046	256,079	147,122	245,606	825,371	679,990
Ore milled
Gold ore	21,912	17,075	8,476	21,843	12,726	47,463	36,419
Silver ore	255,783	193,423	212,766	158,424	201,475	661,972	599,459
	277,695	210,498	221,242	180,267	214,201	709,435	635,878
Head grades
Silver (grams/tonne)	214	240	235	197	235	228	241
Lead (%)	2.7	2.8	3.1	3.1	3.5	2.9	3.5
Zinc (%)	0.5	0.6	0.7	0.6	0.7	0.6	0.7
Recovery rates
Silver (%)	94.7	94.9	95.0	94.4	94.9	94.8	95.0
Lead (%)	94.0	94.0	94.4	95.0	94.8	94.1	95.1
Zinc (%)	68.9	70.4	72.3	70.2	71.4	70.6	70.7
Cash Costs
Cash production cost per tonne of ore processed ($)	84.92	92.86	90.46	91.09	84.01	89.21	84.33
All-in sustaining cost per tonne of ore processed ($)	150.87	146.90	140.25	148.24	143.80	146.58	140.20
Cash cost per ounce of Silver, net of by-product credits ($)	(0.30)	0.62	(0.68)	1.71	(0.09)	(0.14)	(0.38)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	11.05	9.05	7.14	12.28	8.99	9.16	8.04
Metal Production
Gold ( ounces)	2,056	1,183	1,146	1,916	1,342	4,385	5,352
Silver (in thousands of ounces)	1,778	1,518	1,572	1,063	1,511	4,868	4,614
Lead (in thousands of pounds)	15,234	11,970	14,080	11,317	14,552	41,284	44,952
Zinc (in thousands of pounds)	2,250	1,795	2,468	1,750	2,153	6,513	6,463

In Q3 Fiscal 2025, a total of 297,246 tonnes of ore were mined at the Ying Mining District, up 21% compared to 245,606 tonnes in Q3 Fiscal 2024, and 277,695 tonnes of ore were milled, up 30% compared to 214,201 tonnes in Q3 Fiscal 2024.

Average head grades of ore processed were 214 g/t for silver, 2.7% for lead, and 0.5% for zinc compared to 235 g/t for silver, 3.5% for lead, and 0.7% for zinc in Q3 Fiscal 2024.

Metals produced at the Ying Mining District were approximately 2,056 ounces of gold, 1.8 million ounces of silver, or approximately 2.0 million ounces of silver equivalent, plus 15.2 million pounds of lead, and 2.3 million pounds of zinc, representing production increases of 53%, 18%, 20%, 5%, and 5%, in gold, silver, silver equivalent, lead and zinc, respectively, compared to 1,342 ounces of gold, 1.5 million ounces of silver, or approximately 1.6 million silver equivalent, plus 14.6 million pounds of lead, and 2.2 million pounds of zinc in Q3 Fiscal 2024. The increase was mainly due to the increase in ore production, partially offset by lower head grades achieved. Inventory stockpile ores of approximately 145 thousand tonnes as at December 31, 2024 are being processed during the Chinese New Year holidays in the fourth quarter of Fiscal 2025.

GC Mine	Q3 F2025	Q2 F2025	Q1 F2025	Q4 F2024	Q3 F2024	Nine Months ended December 31
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	2024	2023
Ore Production (tonnes)
Ore mined	86,297	89,394	87,768	48,038	99,667	263,459	241,968
Ore milled	84,115	86,707	86,454	57,226	98,299	257,276	232,824
Head grades
Silver (grams/tonne)	77	61	64	57	68	67	72
Lead (%)	1.1	0.8	0.9	1.1	1.1	0.9	1.2
Zinc (%)	2.7	2.4	2.4	2.5	2.7	2.5	2.7
Recovery rates
Silver (%)	82.8	82.2	84.1	83.2	80.3	83.0	81.8
Lead (%)	90.3	87.9	90.2	89.8	90.9	89.6	90.7
Zinc (%)	90.3	90.2	90.4	89.3	90.1	90.3	90.2
Cash Costs
Cash production cost per tonne of ore processed ($)	53.69	50.08	50.49	63.12	50.38	51.40	58.50
All-in sustaining cost per tonne of ore processed ($)	75.55	74.53	83.42	78.32	76.84	77.85	86.93
Cash cost per ounce of Silver, net of by-product credits ($)	(19.14)	(15.67)	(12.19)	(4.79)	(8.95)	(15.77)	(4.69)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	(6.13)	1.62	8.45	6.63	8.01	1.07	11.98
Metal Production
Silver (in thousands of ounces)	168	137	145	87	173	450	440
Lead (in thousands of pounds)	1,853	1,232	1,539	1,210	2,211	4,624	5,692
Zinc (in thousands of pounds)	4,418	4,016	3,966	2,809	5,251	12,400	12,363

In Q3 Fiscal 2025, a total of 86,297 tonnes of ore were mined at the GC Mine, down 13% compared to 99,667 tonnes in Q3 Fiscal 2024, while 84,115 tonnes were milled, down 14% compared to 98,299 tonnes in Q3 Fiscal 2024.

In Q3 Fiscal 2025, approximately 14,300 tonnes of waste were removed through the XRT Ore Sorting System.

Average head grades of ore milled were 77 g/t for silver, 1.1% for lead, and 2.7% for zinc compared to 68 g/t for silver, 1.1% for lead, and 2.7% for zinc in Q3 Fiscal 2024.

Metals produced at the GC Mine were approximately 168 thousand ounces of silver, 1.9 million pounds of lead, and 4.4 million pounds of zinc, representing decreases of 3%, 16%, and 16%, in silver, lead and zinc production, respectively, compared to 173 thousand ounces of silver, 2.2 million pounds of lead, and 5.3 million pounds of zinc in Q3 Fiscal 2024.

OPERATING OUTLOOK

Pending the detailed engineering design of the process plant of the El Domo Project, the Company expects to provide Fiscal 2026 production and capital expenditures along with the release of Fiscal 2025 production results in April 2025.

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held on February 13, Thursday, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-510-2154

International/Local Toll: 437-900-0527

Conference ID: 99469

Participants should dial-in 10 – 15 minutes prior to the start time.  A replay of the conference call and transcript will be available on the Company's website at www.silvercorpmetals.com.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

This news release should be read in conjunction with the Company's Management Discussion & Analysis ("MD&A"), the unaudited condensed interim consolidated financial statements and related notes contains therein for the three and nine months ended December 31, 2024, which have been posted on SEDAR+ under the Company's profile at www.sedarplus.ca and on EDGAR at www.sec.gov, and are also available on the Company's website at www.silvercorpmetals.com under the Investor section. This news release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, cash cost and all-in sustaining cost per ounce of silver, net of by-product credits, production cost and all-in sustaining production cost per tonne of ore processed, silver equivalent, and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description.  The detailed description and reconciliation of these alternative performance (non-IFRS) measures have been incorporated by reference and can be found on page 52, section 13 – Alternative Performance (Non-IFRS) Measures in the MD&A for the three and nine  months ended December 31, 2024 filled on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference here in.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements regarding the expectation to provide Fiscal 2026 Production and Capital Expenditures Guidance along with the release of Fiscal 2025 production results in April 2025, the processing of inventory stock piles; and construction of the Kuanping Project. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including  fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.;  and the other risk factors described in the Company's Annual Information Form and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in their public reports and filings which are available under its profile at www.sedarplus.ca.

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CNW 17:05e 11-FEB-25